EXHIBIT 3.2

Pursuant to Section 109(a) of the Delaware General Corporation Law and Article X of the Amended Certificate of Incorporation, the first sentence of Article III, Section 2 of the Bylaws of the Company be, and hereby is, amended to read in as follows:

The board of directors shall consist of nine (9) members.